UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FORTE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
AVENA MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
ARGENX BV
(Parent of Offeror)
A Wholly Owned Subsidiary of
ARGENX SE
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34962G208
(CUSIP Number of Class of Securities)
Hemamalini (Malini) Moorthy
argenx BV
Industriepark Zwijnaarde 7
9052 Zwijnaarde (Ghent)
Belgium
+31(0)10 70 38 441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Damien Zoubek, Esq.
Oliver J. Board, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
(212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forte Biosciences, Inc., a Delaware corporation (“Forte”), for $77.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal are being mailed to stockholders of Forte together with the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2026 by Forte.
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 10.	Financial Statements.
Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated August 6, 2026.
(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Summary Advertisement, as published in the New York Times on August 6, 2026.
(a)(5)(i)
Joint press release issued by argenx SE and Forte Biosciences, Inc., dated July 27, 2026 (incorporated by reference to Exhibit 99.1 to the first argenx BV Pre-Commencement Communication on Schedule TO filed with the SEC on July 27, 2026).

(a)(5)(ii)
Investor presentation of argenx SE, dated July 27, 2026 (incorporated by reference to Exhibit 99.2 to the first argenx BV Pre-Commencement Communication on Schedule TO filed with the SEC on July 27, 2026).

(a)(5)(iii)
Social media posts of argenx SE, dated July 27, 2026 (incorporated by reference to Exhibit 99.3 to the first argenx BV Pre-Commencement Communication on Schedule TO filed with the SEC on July 27, 2026).

(a)(5)(iv)
Transcript of investor call of argenx SE, dated July 27, 2026 (incorporated by reference to Exhibit 99.1 to the second argenx BV Pre-Commencement Communication on Schedule TO filed with the SEC on July 28, 2026).

(b)	Not applicable.
(c)	Not applicable.
(d)(1)**
Agreement and Plan of Merger, dated as of July 26, 2026, by and among Forte Biosciences, Inc., argenx BV and Avena Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Forte Biosciences, Inc. Current Report on Form 8-K filed with the SEC on July 27, 2026).

(d)(2)
Form of Tender and Support Agreement, dated as of July 26, 2026, by and among Forte Biosciences, Inc., argenx BV, Avena Merger Sub Inc. and certain stockholders of Forte Biosciences, Inc. (incorporated by reference to Exhibit 10.1 to the Forte Biosciences, Inc. Current Report on Form 8-K filed with the SEC on July 27, 2026).

(d)(3)*	Confidentiality and Nondisclosure Agreement, dated April 8, 2026, by and between argenx BV and Forte Biosciences, Inc.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Filed herewith
**	Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The filing persons agree to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 6, 2026

AVENA MERGER SUB INC.

By:	/s/ Hemamalini (Malini) Moorthy
Name:	Hemamalini (Malini) Moorthy
Title:	Vice President & Secretary

ARGENX BV

By:	/s/ Arjen Lemmen
Name:	Arjen Lemmen
Title:	VP Corporate Development & Strategy

ARGENX SE

By:	/s/ Karen Massey
Name:	Karen Massey
Title:	Chief Executive Officer